CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$272.80

Pricing supplement no. 1096

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011 and

product supplement no. 21-I dated January 12, 2012

underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923 Dated February 15, 2013 Rule 424(b)(2)

$2,000,000
Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due January 5, 2016

General

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The notes are designed for investors who seek a fixed return of 24.60% if, on the Review Date, both the S&P 500® Index and the Russell 2000® Index are at or above their respective Call Levels. If the notes are not called and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by more than 40%, investors will lose more than 40% of their investment and may lose all of their initial investment at maturity. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 5, 2016†
—	The notes are not linked to a basket composed of the Indices. The payment upon automatic call or at maturity is linked to the performance of each of the Indices individually, as described below.
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes priced on February 15, 2013 and are expected to settle on or about February 21, 2013.

Key Terms

Indices:	The S&P 500® Index and the Russell 2000® Index (each, an “Index,” and collectively, the “Indices”)
Automatic Call:	On the Review Date, if the Index closing level of each Index is greater than or equal to its Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	For the S&P 500® Index, 1,519.79, which is 100% of the Initial Index Level of the S&P 500® Index. For the Russell 2000® Index, 923.15, which is 100% of the Initial Index Level of the Russell 2000® Index.
Payment if Called:	If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of 24.60% × $1,000.
Payment at Maturity:

If the notes are not automatically called and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by up to 40%, you will be entitled to the full repayment of your principal at maturity.

If the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by more than 40%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return)

If the notes are not automatically called and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by more than 40%, you will lose more than 40% of your investment and may lose all of your initial investment at maturity.

Contingent Buffer Amount:	40%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	With respect to each Index, the Index closing level of that Index on the pricing date, which is 1,519.79 for the S&P 500® Index and 923.15 for the Russell 2000® Index
Ending Index Level:	With respect to each Index, the Index closing level of that Index on the Review Date
Lesser Performing Index:	The Index with the Lesser Performing Index Return
Lesser Performing Index Return:	The lower of the Index Return of the S&P 500® Index and the Index Return of the Russell 2000® Index
Review Date†:	December 30, 2015
Maturity Date†:	January 5, 2016
CUSIP:	48126DXL8
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Review Date” in the accompanying product supplement no. 21-I

Investing in the Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 21-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$15	$985
Total	$2,000,000	$30,000	$1,970,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-17 of the accompanying product supplement no. 21-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-28 of the accompanying product supplement no. 21-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 15, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 21-I dated January 12, 2012 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 15, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 21-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 21-I dated January 12, 2012:

http://www.sec.gov/Archives/edgar/data/19617/000089109212000230/e46895_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-1

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Index?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Indices as shown under the column “Appreciation/Depreciation of Lesser Performing Index at Review Date.” The table and examples below assume that the Lesser Performing Index is the Russell 2000® Index and that the Index closing level of the S&P 500® Index on the Review Date is greater than its Call Level. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your return on the notes on the Review Date. The following table and examples assume a hypothetical Call Level equal to a hypothetical Initial Index Level of 900 for the Lesser Performing Index. The table reflects that the call premium used to calculate the call price applicable to the Review Date is 24.60%, regardless of the appreciation of the Indices, which may be significant. There will be only one payment on the notes at maturity, whether or not the notes are called. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. For an automatic call to be triggered, the Index closing levels of both Indices must be greater than or equal to their respective Call Levels on the Review Date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Closing Level at Review Date	Appreciation/ Depreciation of Lesser Performing Index at Review Date	Total Return at Review Date
1,620.00	80.00%	24.60%
1,530.00	70.00%	24.60%
1,440.00	60.00%	24.60%
1,350.00	50.00%	24.60%
1,260.00	40.00%	24.60%
1,170.00	30.00%	24.60%
1,080.00	20.00%	24.60%
990.00	10.00%	24.60%
945.00	5.00%	24.60%
909.00	1.00%	24.60%
900.00	0.00%	24.60%
891.00	-1.00%	0.00%
855.00	-5.00%	0.00%
810.00	-10.00%	0.00%
720.00	-20.00%	0.00%
630.00	-30.00%	0.00%
540.00	-40.00%	0.00%
539.91	-40.01%	-40.01%
450.00	-50.00%	-50.00%
360.00	-60.00%	-60.00%
270.00	-70.00%	-70.00%
180.00	-80.00%	-80.00%
90.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following examples illustrate how a total return set forth in the table above is calculated.

Example 1: The level of the Lesser Performing Index increases from the Initial Index Level of 900 to an Ending Index Level of 990. Because the Ending Index Level of the Lesser Performing Index of 990 is greater than its Call Level of 900, the notes are automatically called and the investor receives a single payment of $1,246 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 810. Because the Ending Index Level of the Lesser Performing Index of 810 is less than its Call Level and Initial Index Level of 900 by not more than 40%, the notes are not automatically called and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 450. Because the Ending Index Level of the Lesser Performing Index of 450 is less than its Call Level and Initial Index Level of 900 by more than 40%, the notes are not automatically called and the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-2

Selected Purchase Considerations

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FIXED APPRECIATION POTENTIAL — If the Index closing level of each Index is greater than or equal to its Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $246 (or 24.60% × $1,000). Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by up to 40%, you will be entitled to the full repayment of your principal at maturity. If the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by more than 40%, for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.

—	EXPOSURE TO EACH OF THE INDICES — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 21-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 21-I dated January 12, 2012 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Index Level of either Index is less than its Initial Index Level by more than 40%, you will lose 1% of the principal amount of your notes at maturity for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Under these circumstances you will lose at least 40% of your principal and you could lose up to the entire principal amount of your notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 21-I for additional information about these risks.

We are also currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

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LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of 24.60%, regardless of the appreciation of either or both Indices, which may be significant. Because the Index closing level of either or both Indices at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in either or both Indices.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH INDEX — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Indices. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to both of the Indices. Poor performance by either of the Indices over the term of the notes could result in the notes not being automatically called on the Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Index. Accordingly, your investment is subject to the risk of decline in the Index closing level of each Index.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX — If the notes are not automatically called and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level by more than 40%, you will lose more than 40% of your investment and may lose all of your initial investment at maturity. This will be true even if the Ending Index Level of the other Index is greater than or equal to its Initial Index Level. The two Indices’ respective performances may not be correlated and, as a result, you may avoid a loss on your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE REVIEW DATE — If the Ending Index Level of either Index is less than its Initial Index Level by more than the applicable Contingent Buffer Amount, you will be fully exposed to any depreciation in the Lesser Performing Index. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, the amount you would have received at maturity would have been increased by the Contingent Buffer Amount. As a result, your investment in the notes may not perform as well as an investment in a security with a return that incorporates a non-contingent buffer.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-4

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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VOLATILITY RISK — Greater expected volatility with respect to an Index indicates a greater likelihood as of the pricing date that the Ending Index Level of that Index could be below its Call Level or below its Initial Index Level by more than the applicable Contingent Buffer Amount. An Index’s volatility, however, can change significantly over the term of the notes. The Index closing level of an Index could fall sharply between the pricing date and the Review Date, which could result in a significant loss of principal.

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AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities included in the Indices would have.

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HEDGING AND TRADING IN THE INDICES — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Indices. We or our affiliates may also trade in the equity securities included in the Indices from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

—	the actual and expected volatility of the Indices;
—	the time to maturity of the notes;
—	the likelihood of an automatic call being triggered;
—	the dividend rates on the equity securities included in the Indices;
—	the expected positive or negative correlation between the Indices, or the expected absence of any such correlation;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-5

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 4, 2008 through February 15, 2013. The Index closing level of the S&P 500® Index on February 15, 2013 was 1,519.79. The Index closing level of the Russell 2000® Index on February 15, 2013 was 923.15.

We obtained the various Index closing levels below from Bloomberg Financial Markets, without independent verification. The historical Index closing levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Single Review Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-6